SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)


                            Firstfed Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    337907109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 10, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   337907109
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Samlyn Capital, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,335,110

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,335,110

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,335,110

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.76%

12.  TYPE OF REPORTING PERSON

     OO

CUSIP No.   337907109
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Samlyn Offshore, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     782,130

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     782,130

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     782,130

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.72%

12.  TYPE OF REPORTING PERSON

     OO

CUSIP No.   337907109
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert Pohly

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,335,110

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,335,110

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,335,110

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.76%

12.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.   337907109
            ---------------------

Item 1(a).  Name of Issuer:

            Firstfed Financial Corp.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            12555 W. Jefferson Blvd.
            Los Angeles, CA 90066
            United States of America
            --------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:

            Samlyn Capital, LLC
            Samlyn Offshore, Ltd.
            Robert Pohly
            --------------------------------------------------------------------

Item 2(b). Address of Principal Business Office, or if None, Residence of Persons Filing:

            Samlyn Capital, LLC
            527 Madison Avenue, 17th Floor
            New York, NY 10022
            United States of America

            Samlyn Offshore, Ltd.
            c/o Goldman Sachs (Cayman) Trust, Limited
            Gardenia Court, Suite 3307
            45 Market Street, Camana Bay
            P O Box 896, KY1-1103
            Cayman Islands

            Robert Pohly
            c/o Samlyn Capital, LLC
            527 Madison Avenue, 17th Floor
            New York, NY 10022
            United States of America
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            Samlyn Capital, LLC: Delaware
            Samlyn Offshore, Ltd.: Cayman Islands
            Robert Pohly: United States of America
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common Stock, $0.01 par value
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            337907109
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         Samlyn Capital, LLC:  1,335,110
         Samlyn Offshore, Ltd.:  782,130
         Robert Pohly:  1,335,110
         -----------------------------------------------------------------------

     (b) Percent of class:

         Samlyn Capital, LLC:  9.76%
         Samlyn Offshore, Ltd.:  5.72%
         Robert Pohly:  9.76%
         -----------------------------------------------------------------------

     (c) Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote

               Samlyn Capital, LLC:  0
               Samlyn Offshore, Ltd.:  0
               Robert Pohly:  0
               -----------------------------------------------------------------

         (ii)  Shared power to vote or to direct the vote

               Samlyn Capital, LLC:  1,335,110
               Samlyn Offshore, Ltd.: 782,130
               Robert Pohly:  1,335,110
               -----------------------------------------------------------------

         (iii) Sole power to dispose or to direct the disposition of

               Samlyn Capital, LLC:  0
               Samlyn Offshore, Ltd.:  0
               Robert Pohly:  0
               -----------------------------------------------------------------

         (iv)  Shared power to dispose or to direct the disposition of

               Samlyn Capital, LLC:  1,335,110
               Samlyn Offshore, Ltd.:  782,130
               Robert Pohly:  1,335,110
               -----------------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         N/A
         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
         -----------------------------------------------------------------------

Item 8.  Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s.240.13d-1(c) or s.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A
         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         N/A
         -----------------------------------------------------------------------

Item 10.  Certifications.

     By signing below each of the Reporting Persons certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           June 18, 2008
                                                     ---------------------------
                                                               (Date)

                                                     Samlyn Capital, LLC

                                                     By: /s/ Robert Pohly
                                                         -------------------
                                                     Name:  Robert Pohly
                                                     Title: Managing Member


                                                     Samlyn Offshore, Ltd.

                                                     By: /s/ Robert Pohly
                                                         -------------------
                                                     Name:  Robert Pohly
                                                     Title: Director


                                                     /s/ Robert Pohly
                                                     --------------------------
                                                         Robert Pohly

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       EXHIBIT A

                                    AGREEMENT


     The undersigned agree that this Amendment 1 to Schedule 13G dated June 18, 2008 relating to the Common Stock, $0.01 par value, of Firstfed Financial Corp., shall be filed on behalf of the undersigned.


                                                     Samlyn Capital, LLC

                                                     By: /s/ Robert Pohly
                                                         -------------------
                                                     Name:  Robert Pohly
                                                     Title: Managing Member


                                                     Samlyn Offshore, Ltd.


                                                     By: /s/ Robert Pohly
                                                         -------------------
                                                     Name:  Robert Pohly
                                                     Title: Director


                                                     /s/ Robert Pohly
                                                     ------------------------
                                                         Robert Pohly




SK 25708 0004 891970